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                AMENDMENT TO SECOND AMENDEND AND RESTATED BYLAWS

    Section 2.2 of the Company's Second Amended and Restated Bylaws is amended in its entirety to read as set forth below.

              2.2 ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of May in each year, provided that that annual meeting for 1996 shall be held during the month of June 1996.